

Andrew Huff

a day ago · ⚙

Jae and I are embarking on one of our biggest adventures yet: we're producing our first original feature film! The award-winning kids streaming series I created, Dot Conner: Webtective, has been building a global audience and now we're ready to take Dot's biggest case to the biggest screen. But we need your help to do it! Check out our campaign page here:

http://wefunder.com/dotconnerwebtective

If your family is anything like ours, we struggle to find quality entertainment that reflects our values. So we've set out to produce exactly the kind of film we want to take our kids to see. *Dot Conner: Webtective, the Movie* is a mystery, comedy, adventure fit for kids ages 8–12 but to be honest the entire family is going to love it!

This isn't like any other film fundraise: we're already in preproduction and plan to start shooting the movie mid-July. So instead of helping fund a film you might not see for a while, we're already targeting a theatrical release in March of 2025.

Help us make the best movie we possibly can by becoming an early investor!

http://wefunder.com/dotconnerwebtective

If you have any specific questions, reach out to me! I'd love to tell you about our aggressive marketing plan. 😊 😊

And would you also help us by sharing this post? You never know who you might know who could be a part of this incredible opportunity!

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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.